SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden
hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of

September, 2003

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

August 26, 2003

Item 3

Press Release:

Date of Issue

Place of Issue

September 2, 2003

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation is pleased to report exploration highlights from the ER-Ogo-Fire property in Alaska. The drilling intersected widespread alteration enveloping multiple quartz-sulphide veins and vein breccias, some of which contain visible gold.

Rimfire has signed, subject to regulatory acceptance, a purchase agreement to acquire an additional 70% interest in the California-Surf properties from joint venture partner, Western Keltic Mines Alaska Inc.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation is pleased to report exploration highlights from the ER-Ogo-Fire property in Alaska. The drilling intersected widespread quartz-sericite-pyrite alteration enveloping multiple quartz-sulphide veins and vein breccias, some of which contain visible gold. Management interprets the frequency of narrow mineralized intersections in conjunction with wide mineralized quartz veins (3.9 metres of 1.10 g/t Au in ER03-1) and high grade gold mineralization (0.2 metres of 161.34 g/t Au in ER03-5), to be favourable indicators of Pogo-style mineralization. AngloGold will be completing further groundwork prior to the end of the field season.

Rimfire has signed, subject to regulatory acceptance, a purchase agreement to acquire an additional 70% interest in the California-Surf properties from joint venture partner, Western Keltic Mines Alaska Inc. In consideration for the termination of the joint venture, Rimfire agrees to pay or issue the following to Western Keltic:

(i)

$25,000 or 50,000 common shares of its capital stock, at the election of Rimfire, after $1.5 million in exploration expenditures have been incurred on the properties; and

(ii)

$50,000 or 50,000 common shares of its capital stock, at the election of Rimfire, after an aggregate $3.0 million in exploration expenditures have been incurred on the properties; and

(iii)

100,000 common shares upon obtaining a positive feasibility for placing any of the properties into commercial production.

Western Keltic retains a 1.75% net smelter return royalty (NSR) of which Rimfire has the right to buy back 1% for $1 million. All currency amounts are in Canadian dollars.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Chairman 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of September, 2003.

RIMFIRE MINERALS CORPORATION

“DAVID A. CAULFIELD”

David A. Caulfield

President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

The Prospector

News Desk

Infolink

North American Dissemination schedule

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Significant Gold-Bearing Structures Intersected on ER Project

PR03-09

September 2, 2003, Vancouver, Canada:

ER-Ogo-Fire Property

Rimfire Minerals Corporation is pleased to report exploration highlights from the ER-Ogo-Fire property in Alaska. The ER claims, under option to AngloGold (U.S.A.) Exploration Inc., are located in east central Alaska, 9 km west of the Pogo Gold Deposit (5.5 million oz gold resource at 0.55 oz/ton (18.9 g/t) Au). The Pogo Deposit is currently undergoing mine permitting by Teck Cominco/Sumitomo.

AngloGold initiated drill testing of a 1500 metre by 300 metre gold-arsenic-bismuth-antimony soil anomaly in June 2003 on the ER claims. Six diamond drill holes totaling 2161 metres tested four widely-spaced areas within the soil geochemical anomaly. The drilling intersected widespread quartz-sericite-pyrite alteration enveloping multiple quartz-sulphide veins and vein breccias, some of which contain visible gold. A total of 24 intercepts of >1 g/t gold are summarized below. Management interprets the frequency of narrow mineralized intersections in conjunction with wide mineralized quartz veins (3.9 metres of 1.10 g/t Au in ER03-1) and high grade gold mineralization (0.2 metres of 161.34 g/t Au in ER03-5), to be favourable indicators of Pogo-style mineralization. AngloGold will be completing further groundwork prior to the end of the field season.

Hole ER03-1 – Total Depth 403.9 metres

From (m)	To (m)	Interval (m)	Gold (g/t)
118.2	118.4	0.2	2.49
128.7	128.9	0.2	1.13
138.4	142.3	3.9	1.10
147.1	147.3	0.2	3.06
238.0	239.1	1.1	4.33
241.1	241.5	0.4	1.05
379.2	379.8	0.6	1.51

Hole ER03-2 – Total Depth 198.4 metres

No > 1 g/t gold intercepts

Hole ER03-3 – Total Depth 363.0 metres

280.3	280.6	0.3	1.00
281.6	281.9	0.3	5.31
322.1	322.7	0.6	1.45

Hole ER03-4 – Total Depth 392.6 metres

180.4	181.7	1.3	1.63
190.9	191.3	0.4	1.33
219.1	219.5	0.4	1.31
240.8	240.9	0.1	1.38

Hole ER03-5 – Total Depth 415.1 metres

From (m)	To (m)	Interval (m)	Gold (g/t)
7.9	8.5	0.6	1.12
74.3	74.7	0.4	1.72
102.0	103.1	1.1	3.51
155.5	155.6	0.1	2.95
166.2	166.7	0.5	4.18
204.5	204.7	0.2	1.04
295.5	295.7	0.2	161.34
299.9	300.7	0.8	1.99

Hole ER03-6 – Total Depth 387.9 metres

238.4	238.8	0.4	3.04
239.2	239.4	0.2	1.57

At Pogo, gold ore mineralization is hosted in two stacked quartz veins 4-12 metres thick. The veins are gently to moderately dipping and are associated with widespread quartz-sericite alteration and low-grade gold mineralization. The Pogo deposit does not come to surface and was discovered by drilling a 2 km2 gold soil geochemical anomaly similar to the ER geochemical anomaly. Several features defined in the ER drilling, including alteration, metal association, multiple quartz veins and close spatial association with Cretaceous granites also compare favourably with the Pogo deposit. Mark Baknes, Rimfire’s VP Exploration states, “I am encouraged by the progress at ER. We are seeing strong alteration and narrow gold-bearing quartz veins similar to those enveloping the orebodies at Pogo. The discovery of blind gold mineralization is significant and we are pleased that it will be aggressively pursued by our partner.”

AngloGold is operator of the project and is earning a 50% interest in the property by spending US$400,000 and paying Rimfire US$100,000 in staged cash payments over four years. AngloGold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures. The operator is responsible for the design and execution of the exploration work, including analytical Quality Control/Quality Assurance measures. Samples were prepared at ALS Chemex, an ISO 9002 certified laboratory, in Fairbanks Alaska, and pulps analyzed in Vancouver, BC. Mr. Mark Baknes, P.Geo, Vice President, Exploration for Rimfire, is the Qualified Person as defined in NI43-101 and has verified that the assay data in this release are accurately summarized from the information provided to Rimfire by AngloGold.

Eagle Property

AngloGold is conducting soil auger sampling on the Eagle property located 15 km south of the ER-Ogo-Fire property. The Eagle project represents a separate joint venture under terms identical to the ER-Ogo-Fire agreement. An orientation survey, conducted in 2002 by AngloGold, showed that the soil auger sampling technique was effective in penetrating loess-covered areas, allowing for better definition of strong gold-arsenic-bismuth-tungsten soil anomalies. Loess, or wind-born silt, is unevenly distributed over the Eagle property and its presence masks the geochemical response.

California-Surf Properties

Rimfire has signed, subject to regulatory acceptance, a purchase agreement to acquire an additional 70% interest in the California-Surf properties from joint venture partner, Western Keltic Mines Alaska Inc. In consideration for the termination of the joint venture, Rimfire agrees to pay or issue the following to Western Keltic:

(i)

$25,000 or 50,000 common shares of its capital stock, at the election of Rimfire, after $1.5 million in exploration expenditures have been incurred on the properties; and

(ii)

$50,000 or 50,000 common shares of its capital stock, at the election of Rimfire, after an aggregate $3.0 million in exploration expenditures have been incurred on the properties; and

(iii)

100,000 common shares upon obtaining a positive feasibility for placing any of the properties into commercial production.

Western Keltic retains a 1.75% net smelter return royalty (NSR) of which Rimfire has the right to buy back 1% for $1 million. All currency amounts are in Canadian dollars.

This new agreement gives Rimfire 100% interest in three strategically located properties that comprise the California-Surf project. The properties, immediately east of Teck Cominco/Sumitomo’s Pogo property, were explored under a joint venture with Barrick Gold and Western Keltic from 1999 to 2001. Surface exploration completed during this time included project-wide geological mapping, airborne geophysics and stream sediment sampling, extensive grid and contour soil sampling and drilling at the Boundary Zone. Drilling intersected visible gold in three of five holes, associated with bismuthinite in 1-5 centimetre quartz-pyrite-pyrrhotite veinlets. Numerous soil geochemical and geophysical targets, including kilometre scale gold, bismuth and arsenic soil anomalies in the Southeast Surf area, have yet to be evaluated by detailed surface work or drilling.

Rimfire acquired its land position in 1997, staking properties in the region based on geological and geophysical similarities to Pogo. Rimfire has an interest in six key properties in the district and retains one of the largest land positions outside of Teck Cominco/Sumitomo.

Rimfire also has a portfolio of highly prospective gold properties in British Columbia and the Yukon. Partners funding exploration in 2003 include AngloGold (U.S.A.), Barrick Gold, Cangold Limited, Stikine Gold Corporation, and Plutonic Capital Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION

(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

September 2, 2003